UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 7, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

FOR THE ATTENTION OF EQUITY SHAREHOLDERS / BENEFICIAL OWNERS OF THE EQUITY SHARES OF

Patni Computer Systems Limited

Registered Office: S-1A Irani Market Compound, Yerawada, Pune-411006, India, Corporate Office : Akruti Softech Park, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

PUBLIC ANNOUNCEMENT

This Public Announcement is made pursuant to the provisions of Regulation15(c) read with Regulation 8(1) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, for the time being in force including any statutory modifications and amendments from time to time (“Buy Back Regulations”) and disclosures as required under Schedule II to these Buy Back Regulations are set out herein below:

OFFER FOR BUY BACK OF EQUITY SHARES FROM OPEN MARKET THROUGH STOCK EXCHANGE(S):

1.             Details of Buy Back Offer and Price:

1.1.          Patni Computer Systems Limited (“the Company”) hereby announces the buyback of its own fully paid Equity Shares of face value Rs. 2/- (“Shares”) each from the owners of Shares of the Company to the extent of 10% of the paid up equity share capital and free reserves, from open market through stock exchanges using the nationwide electronic trading facilities of the Bombay Stock Exchange Limited (“BSE”) and/or the National Stock Exchange of India Limited (“NSE”)(hereinafter referred to as the “Buy Back”) , in accordance with the provisions of Article 7 of Articles of Association of the Company, Sections 77A, 77AA, 77B and all other applicable provisions of the Companies Act, 1956 (“the Act”) and the provisions of Buy Back Regulations, at a price not exceeding Rs. 325/- per Share (“Maximum Buy Back Price”) payable in cash, for an aggregate amount of Rs. 2370 million (“the Buy Back Size”) i.e. not exceeding 10% of the existing Paid up Equity Share Capital and Free Reserves of the Company as on 31st December 2007 (the date of the latest audited annual accounts).

1.2.          Considering Maximum Buy Back Price and the Buy Back Size, the maximum number that can be bought back would be 7,292,308 Shares, representing approximately 5.25% of the paid up equity share capital as on 31st December 2007. Should the average purchase price be lower than the Maximum Buy Back Price, the number of Shares that can be bought back would be greater, assuming the same Buy Back Size in accordance with the resolution of the Board of Directors passed at their Meeting held on 6th February 2008 and adjourned meeting on 7th February 2008 (“Board Meeting”). Hence, there is no fixed minimum or maximum number of Shares that the Company proposes to buyback, however subject to the maximum limit of 25% of the total paid-up share capital of the Company. The Maximum Buy Back Price offers a premium of approximately 20% over the closing price on 5th February 2008 – the day prior to the Board Meeting.

1.3.          The Buy Back will be implemented by the Company by way of open market purchases through BSE and / or NSE using their nationwide electronic trading facilities. The Company does not intend to buy back its American Depository Shares (“ADSs”) / American Depository Receipts (“ADRs”) representing its underlying equity shares as part of this Buy Back. The Company shall not buy back its Shares from any person through negotiated deals, whether on or off the stock exchange(s) or through spot transactions or through any private arrangement in the implementation of the Buy Back.

1.4.          The amount required to be invested by the Company for the Buy Back of the Shares, subject to a maximum amount of Rs. 2370 million, will be invested from the funds in the share premium and /or other free reserves of the Company.

1.5.          Necessity of Buy Back: The Company considers it necessary and expedient to buy back its Shares to enhance the earnings per share and create long term shareholders value. The Buy Back will also provide a reasonable exit opportunity to those shareholders who so desire whilst safeguarding the interest of continuing shareholders of the Company. The Buy Back is also expected to enhance the long-term price performance and increase the overall market capitalization of the Company.

2.             Proposed Time Table:

Activity	Date
Board meeting approving the Buy Back	6th February 2008 and adjourned meeting on 7th February 2008
Date of Public Notice in compliance with Regulation 5A of the Buy Back Regulations	9th February 2008
Date of Public Announcement in accordance with the Regulation 15(c) read with Regulation 8(1) of the Buy Back Regulations	3rd April 2008
Date of commencement of Buy Back	14th April 2008
Acceptance of Equity Shares	Within 15 days of the relevant payout dates of BSE and/or NSE.
Extinguishment of Equity Shares	Within 7 days of acceptance as above
Last date for the Buy Back

6th February 2009 or when the Company completes the Buy Back to the extent of Rs. 2370 million or such earlier date as may be decided by the Company at anytime even if the maximum limit of Buy Back of Shares has not been reached (by giving appropriate notice for such earlier date, if any), whichever is earlier.

All payment obligations related to the Buy Back shall be completed by the last date for the Buy Back.

3.             Authority for the Buy Back:

Pursuant to the provisions contained in Article 7 of the Articles of Association of the Company and Sections 77A, 77AA, 77B and all other applicable provisions, if any, of the Act and the provisions contained in the Buy Back Regulations, the Buy Back of the Company, from open market through stock exchanges, has been duly authorised by a resolution passed by the Board of Directors of the Company at their meeting held on 6th February 2008 and adjourned meeting on 7th February 2008.

4.             Brief Information about the Company

4.1.          The Company was incorporated as Patni Computer Systems Private Limited on 10th February 1978 under the Act. In 1988, by virtue of Section 43A of the Act, the Company became a “deemed public company” and subsequently on 15th April 1991, it was converted into a private limited company. By virtue of its turnover exceeding prescribed limits under the then-applicable Section 43A of the Act, on 1st July 1995, the Company became a deemed public company and consequent to the deletion of Section 43A from the Act, the Company was converted to a private limited company on 27th June 2002. The Company was again converted to a public limited company on 18th September 2003.

4.2.          In 2004, the Company successfully completed its Initial Public Offering (IPO) in Indian markets and the shares of the Company are, now, listed on BSE and NSE. In 2005, the Company also successfully completed its ADSs offering on New York Stock Exchange (“NYSE”).

4.3.          The Company is a global provider of IT services and business solutions, servicing Global 2000 clients. It caters to its clients through its industry-focused practices, including insurance, financial services, manufacturing, life sciences, telecommunications and media & entertainment, and its technology-focused practices.

5.             Audited financial information of the Company:

The audited financial information of the Company for the last three years ended 31st December 2007, 31st December 2006 and 31st December 2005 is provided hereunder:

Rs. in ‘000

Particulars	Audited 31-Dec-07	Audited 31-Dec-06	Audited 31-Dec-05
Net Sales	11,722,988	9,978,301	8,755,962
Other Income	1,666,585	477,509	130,046
Total Income	13,389,573	10,455,810	8,886,008
Profit after Tax	3,875,184	2,057,629	1,944,129
Equity Dividend (excluding Dividend Tax)	418,173	414,846	344,684
Subscribed Equity Share Capital	278,019	276,564	275,597
Reserves & Surplus, excluding revaluation reserve	25,300,718	21,801,849	20,135,730
Net Worth, excluding revaluation reserve*	25,580,552	22,081,101	20,411,327
Net Worth, excluding revaluation reserve and share application money	25,578,737	22,078,413	20,411,327
Debt outstanding
- Long term	—	—	—
- Short Term	—	—	—
Weighted average number of equity shares outstanding during the year -Basic	138,660,785	137,957,477	125,736,592
No. of Equity Shares Subscribed	139,009,409	138,281,853	137,798,399
Key Ratios
Earnings per share - Basic (Rs.)**	27.95	14.91	15.46
Book value per share (Rs.)#	184.01	159.66	148.12
Debt-Equity Ratio (%)	—	—	—
Return on net worth excluding revaluation reserve (%)##	15.15%	9.32%	9.52%

*Net Worth excluding revaluation reserve= Paid up equity share capital + Reserves & Surplus, excluding revaluation reserve

**Earnings per share = Profit after tax / Weighted average number of equity shares outstanding during the year (Basic)

#Book Value per share = net worth excluding revaluation reserve and share application money / Number of equity shares subscribed

##Return on net worth excluding revaluation reserve = Profit after tax / net worth excluding revaluation reserve X100

6.             Present Capital Structure and Shareholding Pattern:

The Share Capital Structure of the Company as on the date of this Public Announcement is as follows:

Authorised Share Capital:

250,000,000 equity shares of Rs. 2/- each	:	Rs. 500,000,000/-

Issued, Subscribed & Paid –up Share Capital:

139,060,689 equity shares of Rs. 2/- each	:	Rs. 278,121,378/-

There are no partly-paid shares or outstanding convertible instruments as on the date of this Public Announcement. However, as on 31st March 2008, the Company has 5,903,802 stock options outstanding under the Patni ESOP 2003 (Revised 2006).

6.1          The Shareholding pattern of the Company as on 21st March 2008 is given below:

Category Code	Category of Shareholder	Total no. of shares (Pre- Buy Back)	Total Shareholding as % of Total no. of shares (Pre-Buy Back)	Total no. of shares (Post-Buy Back)		Total Shareholding as % of Total no. of shares (Post-Buy Back)
(A)	Shareholding of Promoter and Promoter Group
(1)	Indian
(a)	Individuals / HUF	12845500	9.24	12845500		9.75
(b)	Central Govt / State Govt(s)
(c)	Bodies Corporate
(d)	Financial Institutions / Banks
(e)	Any Other - Promoter Director Relative	27763104	19.96	27763104		21.07
	Sub-Total of (A) (1)	40608604	29.20	40608604		30.82
(2)	Foreign
(a)	Individuals (Non-Resident Individuals / Foreign Individuals	2108802	1.52	2108802		1.60
(b)	Bodies Corporate	18255396	13.13	18255396		13.85
(c)	Institutions
(d)	Any Other (specify)
	Sub- Total (A)(2)	20364198	14.65	20364198		15.45
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	60972802	43.85	60972802		46.27
(B)	Public Shareholding
(1)	Institutions
(a)	Mutual Funds / UTI	4843844	3.48
(b)	Financial Institutions / Banks	1443104	1.04
(c)	Central Govt / State Govt(s)
(d)	Venture Capital Funds
(e)	Insurance Companies	21958	0.02
(f)	Foreign Institutional Investors	26023915	18.71
(g)	Foreign Venture Cap. Investors
(h)	Any Other (specify)
	Sub-total B(1) :	32332821	23.25
(2)	Non- Institutions
(a)	Bodies Corporate	3491193	2.51
(b)	Individuals -
	i. Individual shareholders holding nominal share capital upto Rs. 1 lakh	4803581	3.45
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	100000	0.07
(c)	Any Other (specify)
	Non Resident Indians	459198	0.33
	Trusts	50	0.00
	Clearing Members	136401	0.10
	Foreign Bodies-Dr	37940	0.03
	F C B	2752081	1.98
	Sub- Total (B)(2)	11780444	8.47
	Total Public Shareholding (B) = (B)(1)+(B(2)	44113265	31.72	36820957	**	27.94
	Total (A)+(B)	105086067	75.57	97793759	**	74.22
(C)	Shares held by Custodians and against which Depository Receipts have been issued*	33974622	24.43	33974622		25.78
	GRAND TOTAL (A) + (B) + (C)	139060689	100.00	131768381	**	100.00

*Includes 20,161,868 underlying equity shares held by the Bank of New York as a depository for 20,161,868 ADRs issued to General Atlantic Mauritius Limited being the beneficiary of such underlying shares

**For the purpose of calculating Post-Buy Back shareholding pattern, it is assumed that the Company will buy back 7,292,308 Shares at Maximum Buy Back Price of Rs. 325/- per equity share. Please note that the shareholding pattern Post-Buy Back may differ depending upon the actual number of Shares bought back.

6.2           As on the date of this Public Announcement, the aggregate shareholding of the Promoter Group (Narendra K Patni Group, Gajendra K Patni Group and Ashok K Patni Group) is 60,972,802 equity shares amounting to 43.85 % of the fully paid-up equity share capital of the Company.

6.3           The Promoter Groups and/or persons who are in control of the Company have not purchased/sold any Shares of the Company during twelve months preceding the date of this Public announcement.

As per Regulation 15 (b) of Buy Back Regulations, the buy-back of shares shall not be made from the promoters or persons in control of the company. Accordingly, the Buy Back of Shares will not result in a change in control or otherwise affect the existing management structure of the Company.

7.                                      Disclosures of Material Facts including the Contents of the Public Notice issued on 9th February 2008 i.e. after the ‘Board Meeting’ authorising the Buy Back:

PUBLIC NOTICE

(Issued in compliance with Regulation 5A of Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998)

Patni Computer Systems Limited (the “Company”) proposes to buy back its own fully paid Equity Shares of Rs. 2/- each to the extent upto 10% of the paid up capital and free reserves. In this regard, disclosures as required under Regulation 5A read with Schedule I attached to Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 including any statutory modifications and amendments from time to time for the time being in force (“Buy Back Regulations”) are set out herein below:

•                                            The Board of Directors of the Company at its meeting held on 6th February 2008, later adjourned to 7th February 2008 (“Board Meeting”), inter alia, approved the proposal of the Buy Back of the Company’s own fully paid Equity Shares of Rs. 2/- each to the extent upto 10% of the paid up capital and free reserves, at a price not exceeding Rs. 325/- per equity share (hereinafter referred to as the “Buy Back”) in accordance with the provisions of Article 7 of Articles of Association, Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Buy Back Regulations.

•                                            Necessity for the Buy Back: The Company considers it necessary and expedient to Buy Back its own fully paid equity shares to enhance the earnings per share and Return on Equity (%) and create long term shareholders value. The Buy Back will also provide a reasonable exit opportunity to those shareholders who so desire whilst safeguarding the interest of continuing shareholders of the Company. The Buy Back is also expected to enhance the long-term price performance and the market capitalization of the Company.

•                                            Mode of Buy Back: The Board of Directors of the Company approved the Buy Back of Company’s own fully paid Equity Shares from open market through Stock Exchanges in India where Company’s equity shares are listed.

•                                            The amount required to be invested by the Company for the Buy Back of the equity shares, subject to a maximum amount of Rs. 2370 million, will be invested from the funds in the share premium and /or other free reserves of the Company.

The maximum price of Rs. 325/- per equity share has been arrived at after taking into consideration factors, inter alia, the book value, other financial ratios, the market value as well as liquidity of equity shares on the Stock Exchanges and the possible impact of the Buyback on the Company’s earnings per equity share. The maximum price of Rs. 325/- per equity share offers a premium of approximately 20% over the closing price on 5th February 2008 – the day prior to the Board Meeting.

The actual number of equity shares to be bought back would depend upon the average price paid for the equity shares bought back and the aggregate consideration paid for such buy back. As an illustration, at the proposed maximum price of Rs. 325/- per equity share and for an aggregate consideration of Rs. 2370 million, the maximum number bought back would be 7,292,308 equity shares, amounting to approximately 5.25% of the paid up capital as on date of Board Meeting. Should the average purchase price be lower than Rs. 325/- per equity share, the number of equity shares would be greater, assuming the payment of an aggregate consideration amount of Rs. 2370 million. Hence, there is no fixed minimum or maximum number of equity shares that the Company proposes to buyback, subject to the maximum limit of 10% of the total paid-up share capital and reserves of the Company, in accordance with the resolution of the Board of Directors at aforesaid Board Meeting.

•                                            Shareholding of the Promoters: The aggregate shareholding of the Promoters (including their relatives) (“Promoter Groups”) of the Company as on date of Board Meeting is 60,972,802 equity shares amounting to 43.86% of the paid up capital of the Company.

The Promoter Groups and/or persons who are in control of the Company have not purchased/sold any shares of the Company during six months preceding the date of Board Meeting.

•                                            General Atlantic Mauritius Limited (GAML) holds 2,752,081 equity shares and 20,161 ,868 American Depository Receipts (“ADRs”) (ADRs represents 20,161,868 underlying equity shares with Bank of New York as a depository)

•                                            As per Regulation 15 (b) of Buy Back Regulations, the buy-back of shares shall not be made from the promoters or persons in control of the company.

•                                            The Company confirms that there are no defaults subsisting in repayment of deposits, redemption of debentures or preference shares or repayment of term loans to any Financial Institutions or Banks.

•                                            The Board of Directors of the Company confirm that, they have made full enquiry into the affairs and prospects of the Company and have formed the opinion:

§                 that immediately following the date of the Meeting, there will be no grounds on which the Company would be found unable to pay its debts;

§                 as regards the prospects of the Company for the year immediately following the date of the Board Meeting that, having regard to the intentions of the Board with respect to the management of the Company’s business during that year and to the amount and character of the financial resources which will in view of the Board be available to the Company during that year, the Company will be able to meet its liabilities and will not be rendered insolvent within a period of one year from that date; and

§                 In forming the opinion for the above purposes, the Board of Directors have taken into account the liabilities as if the Company were being wound up under the provision of the Companies Act, 1956 (including prospective and contingent liabilities).

•                                            The Board of Directors have received a report dated 7th February 2008 from BSR & Co, Chartered Accountants, Statutory Auditors of the Company, the content of report are as under:

“In connection with the proposed Buy Back of equity shares approved by the Board of Directors at its meeting held on 6th February 2008, later adjourned to 7th February 2008 (“Board Meeting”) and based on the information and explanation given to us, we report as follows:

•                    we have enquired into the state of affairs of Patni Computer Systems Ltd. in relation to its audited accounts as at 31.12.2007

•                    the amount of permissible capital payment towards Buy Back of equity shares in question, as ascertained below, has been properly determined in accordance with Section 77A(2) of the Companies Act, 1956

Particulars	Amount (Rs in millions.)
Paid up Equity Share Capital as at 31.12.2007	278.02
Free reserves as at 31.12.2007	25,047.42
Total Paid up Equity Capital and free reserves as at 31.12.2007	25,325.44
Maximum amount permissible for Buy Back i.e. 10% of total paid up equity capital and free reserves	2,532.54
Amount approved by the Board for Buy Back	2,370.00

We are not aware of anything to indicate that the Board of Directors have formed their opinion on matters specified in clause (x) of Schedule I to the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, on unreasonable grounds and nothing has come to our notice to make us believe that Patni Computer Systems Limited, having regard to its state of affairs, would be rendered insolvent within a period of one year from the date of the Board Meeting.

This report has been issued solely in connection with the proposed buy back of shares of Patni Computer Systems Ltd. and may not be suitable for any other purpose.

Yours faithfully

For and on behalf of BSR & Co.
Chartered Accountants

•                    As per the provisions of the Companies Act, 1956, the resolution passed by the Board of Directors approving the Buy Back will be valid for a maximum period of twelve months from the date of passing the resolution. The exact time and manner of Buy Back will be announced by way of public announcement.

For Patni Computer Systems Limited

Place: Mumbai	Arun Kanakal
Date: 8th February 2008	Company Secretary

8.                                      Maximum Amount to be Invested and Sources of Funds for Buy Back:

The Board of Directors of the Company has approved the aggregate amount not exceeding Rs. 2370 million as the maximum amount to be invested for the Buy Back of the Company, which will be invested from the funds in the share premium and /or other free reserves of the Company and not from borrowings. The Company may continue to borrow funds in the ordinary course of its business. The Buy Back is not likely to cause any material impact on Company’s ability to pursue its growth plans and on the earnings of the Company except reduction in the treasury income, which the Company could have otherwise earned.

9.                                      Listing Details and Stock Market Data:

9.1.                              The Company’s Shares are listed on the BSE (Scrip code: 532517) and NSE (Symbol: PATNI).

9.2.                              The Notice of Board Meeting convened to consider the proposal of Buy Back was given to BSE and NSE on 24th January 2008. The closing price of the Company’s shares as on said date was Rs. 232.20 on BSE and Rs.233.25 on NSE.

9.3.                              The closing market price immediately available after the date of the resolution passed by the Board of Directors approving the Buy Back i.e. on 8th February 2008 was Rs. 273.15 on BSE and Rs. 275.45 on NSE.

10.                               Stock Market Data:

High, low and average market prices for the last 3 years and monthly high, low and average market prices for six months preceding this announcement and their volumes on BSE and NSE are as under:

Stock Market Data on BSE:

Period	High Price (Rs.)	Date of High (DD/MM/YY)	No of shares traded on the day of High Price	Low Price (Rs.)	Date of Low (DD/MM/YY)	No of shares traded on the day of Low Price	Average Price (Rs.)#	Total Volume Traded during the Period
Year 2007	572.95	29/05/07	359540	300.00	22/11/07 & 23/11/07	54449 & 115291 respectively	435.18	39767981
Year 2006	508.00	02/01/06 & 22/03/06	58835 and 302503 respectively	251.00	21/07/06	30358	398.50	26848282
Year 2005	510.00	08/09/05	5795	310.10	27/04/05	106604	394.25	16961706
Mar’08	240.00	03/03/08	60834	188.00	24/03/08	48775	210.74	1488920
Feb’08	299.90	07/02/08	407554	240.00	29/02/08	53557	257.85	1651674
Jan’08	339.90	01/01/08	78252	185.00	22/01/08	134649	283.77	2017824
Dec’07	347.75	10/12/07	123928	305.00	20/12/07	64548	326.81	1375016
Nov’07	410.00	01/11/07	466693	300.00	22/11/07 & 23/11/07	54449 & 115291 respectively	322.07	3117002
Oct’07	505.90	10/10/07	228271	400.00	17/10/07	182962	453.39	3665551

(Source: www.bseindia.com)

#Arithmetic average of the closing prices of all trading days during the said period.

Stock Market Data on NSE:

Period	High Price (Rs.)	Date of High (DD/MM/YY)	No of shares traded on the day of High Price	Low Price (Rs.)	Date of Low (DD/MM/YY)	No of shares traded on the day of Low Price	Average Price (Rs.)#	Total Volume Traded during the Period
Year 2007	599.00	28/05/07	1938185	297.25	23/11/07	553981	435.25	128766533
Year 2006	510.00	22/03/06	229385	250.05	21/07/06	134902	398.58	77515183
Year 2005	506.00	13/10/05	210894	307.05	27/04/05	32887	394.45	36859088
Mar’08	269.55	07/03/08	143337	189.35	24/03/08	132276	210.77	4202960
Feb’08	296.00	07/02/08	936152	242.05	13/02/08	111982	258.57	4873388
Jan’08	338.95	01/01/08	153488	170	22/01/08	603444	283.49	7278496
Dec’07	356.60	24/12/07	455805	302.75	18/12/07	248351	326.91	4769366
Nov’07	409.00	01/11/07	1111033	297.25	23/11/07	553981	321.89	10242096
Oct’07	505.00	10/10/07	733584	403.1	31/10/07	737761	453.33	12457731

(Source: www.nseindia.com)

#Arithmetic average of the closing prices of all trading days during the said period.

11.                               Management Discussion & Analysis on likely impact of the Buy Back on the Company:

The Buy Back is not likely to cause any material impact on Company’s ability to pursue its growth plans and on the earnings of the Company except reduction in treasury income, which the Company could have otherwise earned.

The Buy Back is expected to result in better long term price performance and enhancement of shareholders’ value. Extinguishment of Shares bought through this process will have beneficial impact on earnings per share of the Company.

As per Regulation 15 (b) of Buy Back Regulations, the buy-back of shares shall not be made from the promoters or persons in control of the company. Accordingly, the Buy Back of Shares will not result in a change in control or otherwise affect the existing management structure of the Company.

Consequent to the Buy Back and based on the number of Shares bought back from the non resident shareholders, foreign institutional investors, Indian financial institutions, banks, mutual funds and the public including other bodies corporate, the shareholding pattern of the Company would undergo a consequential change.

The debt equity ratio post Buy Back will be below the maximum allowed limit of 2:1 as prescribed by the Act.

Except as provided under the Act and Buy Back Regulations, the Company will not issue fresh shares during the period from the date of public announcement upto six months after completion of the Buy Back. The Company may also grant options to eligible employees during the period the Buy Back offer remains open.

The Promoters shall not deal in the Shares of the Company in the stock exchanges during the period for which the Buy Back offer is open.

The Company shall not issue bonus shares during the period the Buy back is open.

The Company shall not withdraw the offer of Buy Back after the Public Announcement is made.

12.                             Statutory Approvals:

The Board of Directors of the Company at its meeting held on 6th February 2008 and adjourned meeting on 7th February 2008, inter alia, approved the Buy Back. The Company shall obtain such other approvals as may be prescribed from time to time.

13.                             Process and Methodology for Buy Back Programme:

13.1.                     The Buy Back is open to all Equity Shareholders of the Company both registered and unregistered, holding Shares in physical and /or electronic form, except Promoter Group and / or persons in control of the Company.

13.2.                     Pursuant to the Buy Back Regulations, a company intending to purchase its shares from open market shall do so only on the stock exchanges having nationwide trading terminals. Accordingly, the Buy Back will be implemented by the Company by way of open market purchases through BSE and / or NSE using their nationwide trading terminals.

13.3.                     For the Buy Back of Shares, the Company has appointed the following broker (“the Appointed Broker”) through whom the purchases and settlement on account of the Buy Back of Shares will be made:

SPA Securities Limited

101 – A, 10th Floor, Mittal Court, Nariman Point, Mumbai – 400 021

13.4.                     The Buy Back shall be made only through the order matching mechanism except “all or none” order matching system.

13.5.                     The Company, from time to time but not earlier than 14th April 2008, may place “buy” orders on BSE and/or NSE to buy-back Shares through the Appointed Broker, in such quantities and at such prices subject to the Maximum Buy Back Price, as it may deem fit, depending upon the prevailing quotations of the Shares in the secondary market. Intimation about the Company’s presence in BSE and /or NSE to buy-back its Shares will be made available to respective stock exchanges.

The identity of the Company as a purchaser shall appear on the electronic screen when the order is placed by the Company.

13.6.                     Shareholders of the Company, who desire to sell their Shares under the Buy Back, would have to do so through a stock broker, who is a member of BSE and/or NSE, whenever the Company has placed a buy order for Buy Back of Shares, by indicating to their broker the details of the Shares they intend to sell.

13.7.                     The transaction will be executed at the price at which the order matches and that price will be the price for that seller. It may be noted that all the Shares bought back by the Company, may not be at a uniform price and that there shall be no obligation on the Company to place a buy order either on daily basis or in both the odd lot as well as the normal trading segment of both BSE and/or NSE or otherwise. The Company shall intimate BSE and /or NSE as well as public through newspapers regarding quantity of Shares purchased and related details as prescribed in the Buy Back Regulations.

13.8.                     The Shares of the Company are traded in the compulsory demat mode (BSE scrip code: 532517 and NSE symbol: PATNI).

SEBI, in its circular dated 8th July 1999, has permitted small investors to sell physical shares (which are in compulsory demat list) not exceeding 500 shares in number through an additional trading window through the specified stock exchanges (BSE and NSE). Shareholders holding equity shares in physical mode can sell their equity shares in the odd lot trading segment on the specified stock exchange(s), if and when the Company places an order in that segment.

13.9.                     The Buy Back shall be implemented in the manner and following the procedures prescribed in the Act and the Buy Back Regulations and as may be determined by the Board of Directors (including Committees thereof authorised to complete the formalities of the Buy Back) and on such terms and conditions, as may be permitted by law from time to time.

14.                              Method of Settlement:

14.1.                     The Company will pay the consideration to the Appointed Brokers on or before pay-in date for each settlement as applicable in respect of Shares bought back.

14.2.                     The shareholders holding Shares in the demat form will be required to transfer the number of Shares sold by them by tendering the delivery instructions to their respective Depository Participants (“DP”) for debiting their beneficiary account maintained with the DP and crediting the same to the pool account of the broker through whom the trade is executed. The shareholders holding Shares in physical form may present the share certificates along with valid transfer deeds to their respective brokers through whom the trade is executed.

14.3.                     The Company has opened a Depository Account styled “Patni Computer Systems Limited” with Standard Chartered Bank, Mumbai. Shares brought back in the demat form would be transferred into the aforesaid account by the Appointed Broker upon receipt of Shares from the clearing and settlement mechanism of BSE and NSE.

14.4.                     Shares lying in credit in the aforesaid account will be extinguished within 7 days or such other permissible period from the date of acceptance of Shares in the manner specified in the Buyback Regulations. In respect of Shares bought back in physical form, Shares would be extinguished and the share certificate will be physically destroyed within 7 days or such other permissible period from the date of acceptance in the manner specified in the Buy Back Regulations.

14.5.                     The details of Shares extinguished would be intimated to all the stock exchanges on which Shares are listed and to SEBI as per the provisions of the Buy Back Regulations.

15.                              Compliance Officer and Remedies for Investor Protection:

Mr. Arun Kanakal, Company Secretary

Patni Computer Systems Limited,

Akruti Softech Park, 7th Floor, MIDC Cross Road No. 21, Andheri (East), Mumbai – 400 093

Tel: 022 66930500 Fax: 022 28321750, Email: investors.redressal@patni.com

Investors may contact the Compliance Officer for any clarification or address their grievances, if any, during the office hours i.e. 10.00 am to 6.00 pm on all working days from Monday to Friday.

16.                               Investor Service Centre

In case of any query relating to Buy Back, the shareholders may contact on following address during the office hours i.e. 10.00 am to 6.00 pm on all working days from Monday to Friday:

Secretarial & Legal Department

Patni Computer Systems Limited,

Akruti Softech Park, 7th Floor, MIDC Cross Road No. 21, Andheri (East), Mumbai – 400 093

Tel: 022 66930500 Fax: 022 28321750.

Contact Person: Mr. Arun Kanakal, Email: investors.redressal@patni.com

17.                               Manager to the Buy Back:

The Company has appointed SPA Merchant Bankers Limited as Manager to the Buy Back.

Their contact details are:

SPA Merchant Bankers Limited

101 – A, 10th Floor, Mittal Court, Nariman Point, Mumbai – 400 021

Tel: 022 66373283 Fax: 022 2284 6318,

Contact Person: Ms. Ritcha Bhandari, Email: patni@spacapital.com

18.                               Directors’ Responsibility

As per regulation 19(1)(a) of the Buy Back Regulations, the Directors of the Company accept responsibility for the information contained in this Public Announcement.

For Patni Computer Systems Limited

N K Patni	G K Patni	Arun Kanakal
Chairman & CEO	Director	Company Secretary

Place: Mumbai

Date: 2nd April 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: April 7, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary